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                           November 12, 2020

       Glenn Renzulli
       Chief Financial Officer
       Paya Holdings Inc.
       303 Perimeter Center North Suite 600
       Atlanta, Georgia 30346

                                                        Re: Paya Holdings Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 6,
2020
                                                            File No. 333-249949

       Dear Mr. Renzulli:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Katherine Bagley at (202) 551-2545 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Robert E. Goedert, P.C.